UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Lion Group Holding Ltd.’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the Company’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by the Company to the Securities and Exchange Commission on December 6, 2023, amends the original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements of the Company. In addition, the Amendment includes the interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements of the Company formatted in XBRL (eXtensible business reporting language).

No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (No. 333-275597) of the Company.

LION GROUP HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in dollar amount)

	June 30, 2023	December 31, 2022
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	$15,763,073	$11,159,610
Restricted cash-bank balances held on behalf of customers	1,626,680	3,242,989
Securities owned, at fair value	16,835,069	11,104,047
Receivables from broker-dealers and clearing organizations	33,301,424	33,342,254
Short-term loans receivable	-	7,126,021
Other receivables	50,670	534,437
Prepaids, deposits and other	2,197,921	2,534,684
Total current assets	69,774,837	69,044,042

Long term investment	1,378,968	1,436,142
Fixed assets, net	12,952,716	13,786,344
Right-of-use assets	872,344	1,160,563
Other assets	8,646,071	1,207,293
Total Assets	$93,624,936	$86,634,384

Liabilities and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$24,955,725	$23,829,192
Payables to broker-dealers and clearing organizations	32,151,798	24,963,524
Accrued expenses and other payables	2,002,116	1,923,305
Embedded derivative liabilities	1,257,795	2,292,056
Short-term borrowings	109,376	110,000
Lease liability - current	606,430	601,531
Due to director	115,305	146,671
Total current liabilities	61,198,545	53,866,279

Lease liability - noncurrent	309,155	618,705
Convertible debentures	2,433,892	4,061,735
Warrant liabilities	202,500	675,000
Total Liabilities	64,144,092	59,221,719

Commitments and Contingencies

Stockholders’ Equity
Preferred shares, $0.0001 par value, 2,500,000,000 shares authorized Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, nil shares issued and outstanding each at June 30, 2023 and December 31, 2022 (i)	-	-
Class A ordinary shares, $0.0001 par value, 40,000,000,000 shares authorized, 77,850,203 and 48,761,596 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively (i)	7,785	4,876
Class B ordinary shares, $0.0001 par value, 7,500,000,000 shares authorized, 9,843,096 shares issued and outstanding each at June 30, 2023 and December 31, 2022 (i)	984	984
Additional paid in capital	66,721,830	63,660,939
Accumulated deficit	(33,799,530)	(34,492,863)
Accumulated other comprehensive losses	(224,677)	(303,213)
Total LGHL shareholders’ equity	32,706,392	28,870,723
Non-controlling interest	(3,225,548)	(1,458,058)
Total shareholders’ equity	29,480,844	27,412,665
Total Liabilities and Shareholders’ Equity	$93,624,936	$86,634,384

(i) The numbers of authorized shares have been retrospectively restated to reflect the increase approved by the Company’s 2023 Annual Meeting of Shareholders on October 6, 2023.

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in dollar amount)

	Six Months Ended June 30,
	2023	2022
Revenues
Insurance brokerage commissions	$979,236	$340,218
Securities brokerage commissions and fees	1,688,618	2,130,975
Market making commissions and fees	1,020,189	677,338
Interest income	1,423,928	1,894,170
Trading gains (loss)	7,818,819	(10,175,033)
Other income	380,207	782,601
	13,310,997	(4,349,731)

Expenses and others (ii)
Commissions and fees	2,366,802	2,116,021
Compensation and benefits	1,714,336	1,923,259
Occupancy	391,251	372,628
Communication and technology	1,719,924	1,661,310
General and administrative	601,780	681,860
Professional fees	1,233,666	1,272,096
Research and development	-	4,160,033
Services fees	1,119,581	1,070,887
Interest	1,598,478	1,021,773
Depreciation and amortization	874,858	1,198,122
Marketing	1,502,421	1,370,893
Impairment of fixed assets	-	1,691,079
Impairment of cryptocurrencies	-	293,619
Change in fair value of warrant liabilities and embedded derivative liabilities	(453,761)	(759,375)
Other operating expenses (income)	985	(25,689)
	12,670,321	18,048,516

Income (loss) before income taxes	640,676	(22,398,247)
Income tax expense	(1,058)	(3,071)
Net Income (loss)	$639,618	$(22,401,318)

Net loss attributable to non-controlling interests	(53,715)	(2,124,600)
Net Income (loss) attributable to LGHL	$693,333	$(20,276,718)

Deemed dividend on the effect of the warrant modification	(3,086,000)	-
Dividends and deemed dividends on preferred shares	-	(546,141)

Net loss attributable to LGHL ordinary shareholders	$(2,392,667)	$(20,822,859)

Loss per share for both Class A and Class B
- basic and diluted	$(0.04)	$(0.52)

Loss per ADS
- basic and diluted (i)	$(1.92)	$(25.78)

Weighted average Class A ordinary shares outstanding
- basic and diluted	56,479,793	35,295,167

Weighted average Class B ordinary shares outstanding
- basic and diluted	5,975,615	5,088,873

(i) On July 3, 2023, LGHL announced that it plans to change its American depositary share (“ADS”) to ordinary share (“Share”) ratio from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares. The change in the ADS ratio was effective on July 13, 2023. For LGHL’s ADS holders, the change in the ADS ratio had the same effect as a one-for-fifty reverse ADS split. The ADS ratio change has no impact on LGHL’s underlying Shares. Loss per ADS for the six months ended June 30, 2023 and 2022 had been retrospectively adjusted accordingly.

(ii) Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in dollar amount)

	Six Months Ended June 30,
	2023	2022

Net income (loss)	$639,618	$(22,401,318)

Other comprehensive income (loss)
Foreign currency translation adjustment	78,536	(180,706)
Comprehensive income (loss)	$718,154	$(22,582,024)

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in dollar amount)

	Series A Convertible		Class A		Class B		Additional		Other	Non-
	Preferred Shares		Ordinary Shares		Ordinary Shares		Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Interest	Total
Balance at January 1, 2023	-	$-	48,761,596	$4,876	9,843,096	$984	$63,660,939	$(34,492,863)	$(303,213)	$(1,458,058)	$27,412,665
Conversion of August 2022 Convertible Debenture and the payment of make-whole interest by shares(1)	-	-	29,088,607	2,909	-	-	3,060,891	-	-	-	3,063,800
Repayment to noncontrolling shareholder	-	-	-	-	-	-	-	-	-	(1,713,775)	(1,713,775)
Net Income (loss)	-	-	-	-	-	-	-	693,333	-	(53,715)	639,618
Other comprehensive income	-	-	-	-	-	-	-	-	78,536	-	78,536
Balance at June 30, 2023	-	$-	77,850,203	$7,785	9,843,096	$984	$66,721,830	$(33,799,530)	$(224,677)	$(3,225,548)	$29,480,844

(1) During the six months ended June 30, 2023, the August 2022 Convertible Debenture of $2,010,800 along with the Make-Whole interest of $1,053,000 were fully converted into an aggregate of 29,088,607 Class A ordinary shares.

	Series A Convertible		Class A		Class B		Additional		Other	Non-
	Preferred Shares		Ordinary Shares		Ordinary Shares		Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Loss) Income	Interest	Total
Balance at January 1, 2022	6,500	$3,929,206	29,677,969	$2,968	9,843,096	$984	$54,057,211	$(2,929,580)	$(57,532)	$(760,675)	$54,242,582

Effect of early adoption of ASU 2020-06	-	-	-	-	-	-	(1,590,676)	-	-	-	$(1,590,676)
Conversion of Series A Convertible Preferred Shares and accrued dividends	(6,350)	(3,838,532)	8,066,753	807	-	-	4,032,725	-	-	-	$195,000
Accrued dividends on Series A Convertible Preferred Shares	-	-	-	-	-	-	(10,533)	-	-	-	$(10,533)
Deemed dividend on Series B Convertible Preferred Shares in connection with accretion of discounts	-	-	-	-	-	-	(166,741)	-	-	-	$(166,741)
Accrued dividends on Series B Convertible Preferred Shares	-	-	-	-	-	-	(249,333)	-	-	-	$(249,333)
Issuance of ordinary shares to nonemployees in connection with 2020 Share Incentive Plan	-	-	2,450,000	245	-	-	1,837,255	-	-	-	$1,837,500
Effect of a modification of the existing warrants as debt issuance costs (ASU 2021-04)	-	-	-	-	-	-	1,955,000	-	-	-	$1,955,000
Contribution from noncontrolling shareholder	-	-	-	-	-	-	-	-	-	1,713,775	$1,713,775
Net loss	-	-	-	-	-	-	-	(20,276,718)	-	(2,124,600)	$(22,401,318)
Other comprehensive loss	-	-	-	-	-	-	-	-	(180,706)	-	$(180,706)
Balance at June 30, 2022	150	$90,674	40,194,722	$4,020	9,843,096	$984	$59,864,908	$(23,206,298)	$(238,238)	$(1,171,500)	$35,344,550

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in dollar amount)

	Six Months Ended June 30,
	2023	2022

Cash Flows from Operating Activities
Net income (loss)	$639,618	$(22,401,318)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation expense (1)	650,275	650,275
Impairment of fixed assets	-	1,691,079
Change in fair value of warrant liabilities	(472,500)	(759,375)
Change in fair value of option liability	-	(554,710)
Change in fair value of embedded derivative liability	18,739	-
Amortization of right-of-use assets	291,793	393,355
Impairment on cryptocurrencies	-	293,619
Amortization of debt discounts	382,957	105,000
Depreciation and amortization	874,858	1,198,122
(Increase) decrease in operating assets
Securities owned	(5,731,022)	4,353,330
Receivables from broker-dealers and clearing organizations	40,829	37,162,847
Prepaids, deposits and other assets	(322,226)	6,459,494
Intangible assets	139,351	(438,042)

Increase (decrease) in operating liabilities
Payables to customers	1,126,533	(7,346,575)
Payables to broker-dealers and clearing organizations	7,188,274	(21,523,437)
Accrued expenses and other payables	78,811	(188,473)
Lease liabilities	(304,651)	-
Net cash provided by (used in) operating activities	4,601,639	(904,809)

Cash Flows from Investing Activities
Purchases of fixed assets	(508)	-
Short term loans receivable	-	(5,072,151)
Collection of short term loan	-	1,484,711
Net cash used in investing activities	(508)	(3,587,440)

Cash Flows from Financing Activities
Proceeds from issuance of convertible debenture	-	1,955,000
Repayment to and contribution from noncontrolling shareholder	(1,713,775)	1,713,775
Net cash (used in) provided by financing activities	(1,713,775)	3,668,775

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	99,798	(116,703)

Net Change in Cash, Cash Equivalents, and Restricted Cash	2,987,154	(940,177)

Cash, Cash Equivalents, and Restricted Cash - Beginning of Period	14,402,599	15,751,475
Cash, Cash Equivalents, and Restricted Cash - End of Period	$17,389,753	$14,811,298

Noncash Investing and Financing Activities
Decrease in receivable for acquisition of long term assets	$7,776,606	$-
Conversion of August 2022 Convertible Debenture and the payment of make-whole interest by shares	$3,063,800	$-
Effect of early adoption of ASU 2020-06	$-	$1,590,676
Conversion of Series A Convertible Preferred Shares and accrued dividends	$-	$4,033,532
Accrued dividends on Series A and Series B Convertible Preferred Shares	$-	$259,866
Deemed dividend on Series A and Series B Convertible Preferred Shares	$-	$166,741
Lease liabilities arising from obtaining right-of-use assets	$-	$1,668,956

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,235,944	$875,499
Cash paid for income taxes	$1,058	$3,071

(1) The amount includes stock-based expenses under January 2021 Call Options in the amount of $190,900 and under 2020 Share Incentive Plan in the amount of $459,375.

LION GROUP HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

Note 1 — Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services, total return swap trading services, and market maker trading services. As a result of the consummation of a business combination with Proficient Alpha Acquisition Corp., a Nevada corporation (“PAAC”) which was accounted for as a reverse recapitalization, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. Each American Depositary Shares (“ADSs”) of the Company represented one Class A ordinary share upon the closing. On July 13, 2023, the ADS ratio was changed from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares.

Principal Activities

The Group generates commission revenues by enabling its customers to trade in securities, futures and derivative markets throughout the world. The Group’s trading customers consist of corporate clients, individual traders and retail investors primarily located in People’s Republic of China (“PRC”) and Southeast Asia, although its trading platform allows it to serve customers worldwide.

The Group also generates commission revenues by providing insurance brokerage services to high-net-worth individuals primarily located in the PRC.

In May 2019, the Group began to serve as the counterparty to its customers in derivative transactions. This predominantly occurs when a customer utilizes a contract for difference (CFD). CFDs allow for the exchange of the difference in value of a particular asset such as a currency pair between the time at which a contract is opened and the time at which it is closed. If the trades of one customer can be used to naturally offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to offset the trades of its customer, and the Group may also act as a broker in arranging trades between the customer and third-party market makers.

The Group officially began offering total return swap (TRS) trading services to customers in July 2020. The Group has entered into International Swaps and Derivatives Association (ISDA) master agreements and related supplementary agreements with two of the top five swap traders in China. The Group is currently offering A-shares (shares that are denominated in Renminbi and traded in the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket linked TRS, which provides international investors seeking to invest in the China stock market with higher leverage compared with buying A-share stocks directly. The Group earns income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from its business partners. In addition, the Group also receives commissions and fees from customers for trades made through the TRS trading service.

The subsidiaries of the Company include a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited (“HKSCC”), remote trading member of Singapore Exchange Limited (“SGX”), and member of the Professional Insurance Brokers Association Limited (“PIBA”); possess the licenses issued by Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities, Type 2 Dealing in Futures Contracts, Type 4 Advising on Securities, Type 5 Advising on Futures Contracts, and Type 9 Asset Management, the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker, and the Capital Markets Service License (“CMS License”) issued by the Monetary Authority of Singapore.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are of a normal recurring nature and are necessary to fairly present the financial statements for the interim periods. The condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on April 28, 2023.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its subsidiaries in which it has a controlling financial interest. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation. The Group consolidates the loss of the subsidiaries and subtracts the net loss that is attributable to the non-controlling interest holders in calculating the net income (loss) that is attributable to the Group.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

Significant Accounting Policies

The Company’s significant accounting policies are included in Note 2 –Significant Accounting Policies in the Company’s 2022 Form 20-F. During the six months ended June 30, 2023, there were no significant changes made to the Company’s significant accounting policies.

New Accounting Standards Adopted

On January 1, 2023, the Group adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings. The impact to the current period is not material since the Group’s in-scope assets are primarily receivables from broker-dealers and clearing organizations, the management considers that these receivables have a low risk of default and the counterparties have a strong capacity to meet their contractual obligation.

An allowance for credit losses on other financial assets, including receivables from clients (commission receivables), other receivable and various deposits due from vendors which were included in prepaids, deposits and other and other assets, is estimated based on the aging of these financial assets. The settlement periods of commission receivables are usually short and within one month, the credit risk arising from receivables from clients is considered low. Other receivables and the deposits with various vendors were not material to the consolidated financial statements taken as a whole and historically the Group has not recorded an allowance for credit losses on their deposits. As a result, the allowance for credit losses for other financial assets were immaterial for current period.

Recent Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board (“FASB”) issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this update clarify the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual sale restrictions and introduce new disclosure requirements related to such equity securities. The amendments are effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

 In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. An entity that early adopts the amendments would be required to apply the entire ASU, including the presentation and disclosure provisions, not just the measurement guidance. An entity that adopts the amendments in an interim period must adopt them as of the beginning of the fiscal year that includes that interim period. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for the annual periods beginning the year ended December 31, 2025. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

Note 3 — Revenue Recognition

Under ASC Topic 606 Revenue from Contracts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in exchange for an amount that reflects the consideration the Group expects to be entitled to and in return for transferring those goods or services.

Significant Judgments

Revenue from contracts with customers include commission income from securities, futures and derivative brokerage, market making trading and insurance brokerage. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Fees

The Group earns fees and commissions from securities, futures and derivatives brokerage services (including commissions and fees related to TRS trading business) and CFD trading services when the Group acts as a market maker. Each time a customer executes a securities, futures, derivative or CFD transaction, commissions and fees are earned. Commissions and related clearing fees and expenses are recorded on the trade date. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Group charges securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services the Group offers.

The Group also earns commission income arising from insurance brokerage services which are recognized at a point in time when the performance obligation has been satisfied by successfully referring an insurance client to an insurer in accordance with the relevant broker contract. The commission earned is equal to a percentage of the premium paid to the insurance provider.

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	Six Months Ended June 30,
	2023	2022

Insurance brokerage commissions	$979,236	$340,218
Securities brokerage commissions	1,688,618	2,130,975
Market making commissions and fees	1,020,189	677,338
Sale of NFTs	-	438,041
Total revenue from contracts with customers	$3,688,043	$3,586,572

Hong Kong	2,667,854	2,909,234
Cayman Islands	1,020,189	677,338
	$3,688,043	$3,586,572

All of the Group’s revenues from contracts with customers are recognized at a point in time.

Trading Gains (Losses)

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments.

Trading gains (losses) consist of realized and unrealized gains (losses) derived from (i) managed portfolio trading positions where the Group acts as counterparty to customers’ trades, and (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) trading gains/(losses) from proprietary TRS trading activities. Trading gains/(losses) is recorded on a trade date basis. The following table represents trading gain (loss) breakdown:

	For the Six Months Ended June 30,
	2023	2022

CFD trading gains/(losses)	$8,128,247	$(7,589,240)
TRS trading gains/(losses)	312,327	(3,014,475)
Other trading gains/(losses)	(621,755)	428,682
Total	$7,818,819	$(10,175,033)

The following table represents the effect of trading activities on the consolidated statements of operations and comprehensive income (loss):

	Trading Revenue
Type of Instrument	2023	2022
Foreign Currency	$-	$(354)
Stock Indices	9,091,210	(7,269,754)
Commodities	(962,963)	(319,132)
Equity	(309,428)	(2,585,793)
	$7,818,819	$(10,175,033)

	Trading Revenue
Line Item in Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	2023	2022
Trading gains (losses)	$7,818,819	$(10,175,033)

The revenue related to each category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

Interest Income and Other

Interest income primarily consist of interests earned on bank deposits and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

Other income primarily consists of the dividends income, transaction fee, advisory service fee, government subsidy and other miscellaneous charges from customers etc.

Note 4 — Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2 are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-traded equity securities and futures are generally valued based on quoted prices at the close of trading on the period end date. To the extent these securities and futures are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices at the close of trading on the period end date and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to over-the-counter (“OTC”) derivatives; they are generally categorized in level 2 of the fair value hierarchy.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. Substantially all of the Group’s OTC derivatives were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Such values are categorized as level 2 of the fair value hierarchy.

The significant assumptions which the Company used to value the options in the Black-Sholes-Merton pricing model as of June 30, 2023 are as below. There were no outstanding options as of December 31, 2022.

June 30, 2023

Stock price	$0.7 - 3.8
Exercise price	$0.6 - 3.6
Expected term in years	0.01 - 0.2
Expected dividend yield	0%
Volatility	21% - 48%
Risk-free interest Rate	3%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2023 and December 31, 2022:

At June 30, 2023

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Listed equity securities	$16,835,069	$-	$-	$16,835,069
Option assets(ii)	-	134,337	-	134,337
	$16,835,069	$134,337	$-	$16,969,406
Liabilities
Embedded derivative liabilities	$-	$(1,257,795)	$-	$(1,257,795)
Option liabilities(i)(ii)	-	(134,337)	-	(134,337)
Warrant liabilities	(138,000)	(64,500)	-	(202,500)
	$(138,000)	$(1,456,632)	$-	$(1,594,632)

(i)	No collateral received or pledged for derivative contracts.

(ii)	Option assets balance was included in the line item “prepaids, deposits and other” in the condensed consolidated balance sheets. Option liabilities balance was included in the line item “accrued expenses and other payables” in the condensed consolidated balance sheets.

At December 31, 2022

	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Listed equity securities	$11,104,047	$-	-	$11,104,047
	$11,104,047	$-	$-	$11,104,047
Liabilities
Embedded derivative liabilities	$-	$(2,292,056)	$-	$(2,292,056)
Warrant liabilities	(460,000)	(215,000)	-	(675,000)
	$(460,000)	$(2,507,056)	$-	$(2,967,056)

There were no transfers between level 1, level 2, and level 3 during either period.

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

At June 30, 2023

		Quoted Prices
		in Active
		Markets for	Significant	Significant
	Total	Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value

Assets
Cash and cash equivalents	$15,763,073	$15,763,073	$-	$-	$15,763,073
Bank balances held on behalf of customers	1,626,680	1,626,680	-	-	1,626,680
Receivables from broker-dealers and clearing organizations	33,301,424	-	33,301,424	-	33,301,424
Short-term loans receivable	-	-	-	-	-
Other receivables	50,670	-	50,670	-	50,670
	$50,741,847	$17,389,753	$33,352,094	$-	$50,741,847

Liabilities
Payables to customers	$24,955,725	$-	$24,955,725	$-	$24,955,725
Payables to broker-dealers and clearing organizations	32,151,798	-	32,151,798	-	32,151,798
Accrued expenses and other payables	1,867,779	-	1,867,779	-	1,867,779
Short-term borrowings	109,376	-	109,376	-	109,376
Lease liability - current	606,430	-	606,430	-	606,430
Lease liability - noncurrent	309,155	-	309,155	-	309,155
Due to director	115,305	-	115,305	-	115,305
	$60,115,568	$-	$60,115,568	$-	$60,115,568

At December 31, 2022

		Quoted Prices
		in Active
		Markets for	Significant	Significant
	Total Carrying	Identical Assets	Observable Inputs	Unobservable Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value

Assets
Cash and cash equivalents	$11,159,610	$11,159,610	$-	$-	$11,159,610
Bank balances held on behalf of customers	3,242,989	3,242,989	-	-	3,242,989
Receivables from broker-dealers and clearing organizations	33,342,254	-	33,342,254	-	33,342,254
Short-term loans receivable	7,126,021	7,126,021	-	-	7,126,021
Other receivables	534,437	-	534,437	-	534,437
	$55,405,311	$21,528,620	$33,876,691	$-	$55,405,311

Liabilities
Payables to customers	$23,829,192	$-	$23,829,192	$-	$23,829,192
Payables to broker-dealers and clearing organizations	24,963,524	-	24,963,524	-	24,963,524
Accrued expenses and other payables	1,923,305	-	1,923,305	-	1,923,305
Short-term borrowings	110,000	-	110,000	-	110,000
Lease liability - current	601,531	-	601,531	-	601,531
Lease liability - noncurrent	618,705	-	618,705	-	618,705
Due to director	146,671	-	146,671	-	146,671
	$52,192,928	$-	$52,192,928	$-	$52,192,928

Note 5 — Short-term Loans Receivable

During the year ended December 31, 2022, the Group issued notes receivable in an aggregate of approximately $8,564,000 to two unrelated parties and received total repayments of approximately $1,499,000 including interest of $51,000. The notes were due in six months and accrue interest at a rate of 12% per annum.  As of December 31, 2022, the aggregate outstanding balance of loan receivables above was approximately $7,126,000. During the year ended December 31, 2022, interest income earned on the notes were $500,759.

On April 6, 2023, the Group entered into an asset acquisition agreement with Hangzhou Lanlian Technology Co., Ltd. (“Lanlian”), to acquire various software systems for its trading service, which includes Real-time High Performance Risk Management System, Intelligent Dynamic Order Distribution System, and Margin-based Securities Trading System. The acquisition was closed in November 2023 upon which Lanlian conveyed and delivered to the Group the software systems. The aggregate purchase price for the software systems was $7,850,000. On April 13, 2023, the Group entered into Deeds of Assignments with the unrelated borrowers discussed above and Lanlian. As a result, the Group assigned the outstanding loans receivable and accrued interest in an aggregate of approximate $7,766,000 to Lanlian as part of the payment for the purchase price. No gains or losses are recognized. The remaining purchase price will be settled in March 2024. As of June 30, 2023, loan receivable was zero and the payment of $7,766,000 was included in other assets as the assets purchase was closed in November 2023.

Note 6 — Fixed Assets, Net

Fixed assets consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022
Mining Machines	$-	$2,585,119
Software	16,000,000	16,000,000
Leasehold improvement	38,402	38,329
Office and equipment	281,260	305,651
Total cost of fixed assets	16,319,662	18,929,099
Less: accumulated depreciation	(3,366,946)	(3,452,727)
Less: impairment of mining machines	-	(1,690,028)
Fixed assets, net	$12,952,716	$13,786,344

Depreciation expense was $874,858 for the six months ended June 30, 2023. Depreciation expense, excluding depreciation expense of the mining machines during the operation was $1,198,122, and are included in operating expenses for the six months ended June 30, 2022.

The Group recorded $-0- and $1,690,028 impairment charges related to mining machines for the six months ended June 30, 2023 and 2022, respectively.

Note 7 — Derivatives

Derivative financial instruments used for trading purposes are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for OTC derivative financial instruments, principally CFDs are based on spot exchange rates broadly distributed in active markets, OTC option contracts are based on stock price and stock volatility.

Factors taken into consideration in estimating the fair value of OTC derivatives include market liquidity, concentrations, and funding and administrative costs incurred.

The Group does not apply hedge accounting as defined in ASC 815, because all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

As discussed in Note 1, the Group’s derivative trading activity primarily relates to situations where it assumes the role of a market maker or a counter party in its customers’ CFD and options transactions. If the trades of one customer can be used to naturally hedge and offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to hedge and offset the trades of its customer.

The contractual amounts related to CFDs reflect the volume and activity and generally do not reflect the amounts at risk. The fair value of the asset or liability is the best indicator of the Group’s risk. The credit risk for the CFDs and option contracts is limited to the unrealized fair value gains (losses) recorded in the balance sheets. Market risk is substantially dependent upon the value of the underlying assets and is affected by market forces such as volatility and changes in interest and foreign exchange rates. The Group’s open derivative positions were $0 and $54 as of June 30, 2023 and December 31, 2022, respectively.

A summary of the Group’s open positions at June 30, 2023 is as follows:

	Fair Value	Fair Value	Net
Description	of Asset	of Liability	Amount
Stock Indices OTC option contracts	$134,337	$(134,337)	$-
	$134,337	$(134,337)	$-

A summary of the Group’s open positions at December 31, 2022 is as follows:

Description	Fair Value of Asset	Fair Value of Liability	Net Amount
Stock Indices CFDs	54	-	54
	$54	$-	$54

The Group elects the alternative disclosure for gains and losses on derivative instrument included in its trading activities, and discloses gains and losses on its trading activities (including both derivative instruments and nonderivative instruments) separately by major type of items as required by ASC 815-10-50-4F.

Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Concentrations of Credit Risk

The Group is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfil their obligations, the Group may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Group’s policy to review, as necessary, the credit standing of each counterparty.

Note 8 — Stockholders’ Equity

Ordinary Shares and Preferred Shares

The Company was authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share upon formation. As of June 16, 2020, subsequent to the closing of the business combination, there were 17,399,176 ordinary shares outstanding, including 7,647,962 Class A ordinary shares and 9,751,214 Class B ordinary shares, and no preferred shares outstanding. On November 12, 2020, as a result of post-merger consideration adjustment, additional 121,473 ordinary shares were issued to Lion’s original shareholders, including 29,591 Class A ordinary shares and 91,882 Class B ordinary shares.

An aggregate of 1,933,740 Class B ordinary shares set aside as the indemnity escrow shares following the closing of the business combination was no longer subject to forfeiture in June 2023. An aggregate of 3,876,481 Class B ordinary shares set aside as the earnout escrow shares was to be forfeited as the 2021 net income and 2022 net income targets were not met.

The shareholders of Class A and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination. On February 16, 2022 and January 13, 2023, the Company held General Meetings of Shareholders that approved the increase by the number of votes attached to Class B Ordinary Shares from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share, and from twenty five (25) votes per Class B Ordinary Share to one hundred (100) votes per Class B Ordinary Share, respectively.

As of June 30, 2023 and December 31, 2022, there was an aggregate of 77,850,203 and 48,761,596  Class A ordinary shares issued and outstanding, respectively; and an aggregate of 9,843,096 Class B ordinary shares issued and outstanding each. As of June 30, 2023 and December 31, 2022, there was no preferred shares issued and outstanding.

Note 9 — Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the Business Combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). As of June 30, 2023 and December 31, 2022, a total of 3,936,504 shares each had been granted under the 2020 Plan and a total of 695,945 shares each remained available for future awards.

On March 3, 2022, 2,450,000 deferred shares were granted to certain non-employee consultants for their services for the years of 2022 and 2023. All of the deferred shares granted are fully vested on the grant date. The Company estimated the fair value of shares at the closing price of $0.75 on the grant date in an aggregate of $1,837,500. The stock-based compensation expenses are recognized over the requisite service period.

The following table provides the details of the total share-based payments under 2020 Plan during the six months ended June 30, 2023 and 2022.

	For the Six Months Ended June 30,
	2023	2022

Communication and technology	$112,500	$112,500
Marketing	103,125	103,125
Professional fees	121,875	121,875
General and administrative	121,875	121,875

Total	$459,375	$459,375

As of June 30, 2023 and December 31, 2022, approximately $0.5 million and $1 million of total unrecognized compensation expense related to future services was expected to be recognized over a period of approximately six months and one year, respectively.

Note 10 — Income Taxes

The current and deferred portions of the income tax expense included in the unaudited condensed consolidated statements of operations and comprehensive income (loss) as determined in accordance with ASC 740, Income Taxes, are as follows:

	Six Months Ended June 30,
	2023	2022

Current	$1,058	$3,071
Deferred	-	-
	$1,058	$3,071

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Six Months Ended June 30,
	2023	2022

Income tax expense (benefit) at applicable statutory rate (1)	$164,176	$(3,472,095)
Nondeductible expenses	322,688	358,810
Impact of foreign tax rate differential (2)	(827,192)	2,490,170
Current year change in valuation allowance	(657,611)	657,985
Adjustments in respect of current income tax of previous year	1,035,939	-
Other	(36,942)	(31,799)
Reported income taxes	$1,058	$3,071

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	June 30, 2023	December 31, 2022
	(unaudited)
Deferred tax asset
Net operating loss carryforwards	$4,294,834	$4,952,445
Less: Valuation allowance	(4,294,834)	(4,952,445)
Net deferred tax asset	$-	$-

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate. The tax rules in Hong Kong do not allow the Group to file on a consolidated basis.

Note 11 — Earnings (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share”, which requires earnings per share for each class of stock (ordinary shares and participating securities) to be calculated using the two-class method. The two-class method is an allocation of earnings between the holders of ordinary shares and a company’s participating security holders. Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings. As the Company’s two classes of ordinary shares have the same dividend rights, earnings (loss) per share for each class of ordinary shares have the same results.

In accordance with ASC 260-10-45, the 3,867,481 Class B of Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented. Since June 16, 2021, 50% of 1,933,740 Class B of Indemnity Escrow Shares was included in the computation of basic earnings (loss) per share and the remaining 50% was included starting from June 16, 2022.

For purposes of determining diluted earnings (loss) per ordinary share, basic earnings (loss) per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding during the period. Potential ordinary shares consist of the incremental ordinary shares upon exercise of warrants using the treasury stock method and upon conversion of convertible debt using the if-converted method.

For the six months ended June 30, 2023 and 2022, the following potential dilutive securities denominated in ordinary shares equivalents were excluded for the periods they were outstanding from the computation of diluted earnings (loss) per share because to do so would have been antidilutive. As a result, diluted earnings (loss) per ordinary share is the same as basic earnings (loss) per ordinary share for all periods presented.

	Six Months Ended June 30,
	2023	2022
SPAC Warrants	17,795,000	17,795,000
August 2020 PIPE Warrants	729,167	729,167
January 2021 Call Options	—	4,000,000
Series A Convertible Preferred Shares	—	2,333,333
February 2021 Warrants	38,800,000	38,800,000
Series B Convertible Preferred Shares	—	4,807,007
December 2021 Warrants	2,285,715	2,285,715
May 2022 Convertible Debenture	2,800,000	2,800,000
August 2022 and December 2022 Convertible Debentures	5,200,000	—

Subsequently, an aggregate of approximately 101.4 million Class A ordinary shares and 14 million Class B ordinary shares were issued. See Note 13 subsequent events for details.

Note 12 — Segment Reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

The Group has three primary operating segments (1) futures and securities brokerage services; (2) market making (CFD) trading; (3) TRS trading; and (4) others. The Group’s futures and securities brokerage segment generates commissions income by enabling customers to trade in futures and securities markets throughout the world. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The Group also generated income from TRS trading business including the commission income from the securities trading and interest income from the loan to customers. Other businesses include the following: (1) insurance brokerage segment which generates commissions by providing insurance brokerage services to high-net-worth individuals; (2) proprietary trading activities in investment securities, futures and derivatives, (3) sale of NFT and development NFT platform and Metaverse games; and (4) executive management functions and corporate overhead.

	Futures
	and securities
	brokerage	CFD	TRS
	services	trading	trading	Other	Total
Six Months Ended June 30, 2023
Revenue	$1,593,687	$9,148,435	$1,873,275	$695,600	$13,310,997

Commissions and fees	948,492	-	575,743	842,567	2,366,802
Compensation and benefits	485,478	-	-	1,228,858	1,714,336
Occupancy	-	8,880	8,880	373,491	391,251
Communication and technology	239,932	172,569	172,569	1,134,854	1,719,924
General and administrative	119,780	24,883	24,883	432,234	601,780
Crypto currencies	-	-	-	-	-
Professional fees	14,430	49,176	49,176	1,120,884	1,233,666
Research and development	-	-	-	-	-
Service fees	-	217,308	343,557	558,716	1,119,581
Interest	-	-	1,210,091	388,387	1,598,478
Depreciation	155	400,000	400,000	74,703	874,858
Marketing	1,391	5,863	5,863	1,489,304	1,502,421
Payment service charge	-	(29,106)	48,291	-	19,185
Change in fair value of warrant liabilities	-	-	-	(453,761)	(453,761)
Impairment of fixed assets	-	-	-	-	-
Impairment of cryptocurrencies	-	-	-	-	-
Other operating expenses	(5,158)	-	-	(13,042)	(18,200)

	1,804,500	849,573	2,839,053	7,177,195	12,670,321

Income (loss) from operations	$(210,813)	$8,298,862	$(965,778)	$(6,481,595)	$640,676

Total segment assets	$5,784,066	$19,073,357	$54,167,567	$14,599,946	$93,624,936

	Futures
	and securities
	brokerage	CFD	TRS
	services	trading	trading	Other	Total
Six months ended June 30, 2022
Revenue	$1,979,384	$(6,911,887)	$(798,523)	$1,381,295	$(4,349,731)

Commissions and fees	1,444,452	7,863	452,634	211,072	2,116,021
Compensation and benefits	506,055	-	-	1,417,204	1,923,259
Occupancy	-	1,800	1,800	369,028	372,628
Communication and technology	220,442	170,108	170,108	369,860	930,518
General and administrative	53,308	32,569	32,569	563,414	681,860
Crypto currencies	-	-	-	-	-
Professional fees	383	68,732	68,732	2,844,723	2,982,570
Research and development	-	-	-	4,160,033	4,160,033
Service fees	-	248,240	582,899	239,748	1,070,887
Interest	-	-	885,289	136,484	1,021,773
Depreciation	394	400,000	400,000	397,728	1,198,122
Marketing	1,181	34,000	34,000	322,030	391,211
Payment service charge	-	(69,981)	67,620	-	(2,361)
Change in fair value of warrant liabilities	-	-	-	(759,375)	(759,375)
Impairment of fixed assets	-	-	-	1,691,079	1,691,079
Impairment of cryptocurrencies	-	-	-	293,619	293,619
Other operating expenses	(1,617)	-	-	(21,711)	(23,328)

	2,224,598	893,331	2,695,651	12,234,936	18,048,516

Income (loss) from operations	$(245,214)	$(7,805,218)	$(3,494,174)	$(10,853,641)	$(22,398,247)

Total segment assets	$4,883,736	$22,768,398	$57,414,627	$18,168,359	$103,235,120

Note 13 — Subsequent Events

Subsequently, in July and August 2023, the remaining outstanding August 2022 Convertible Debenture along with the Make-Whole interest of $207,000 were fully converted into an aggregate of 10,401,151 Class A ordinary shares, also the whole December 2022 Convertible Debenture along with the Make-Whole interest of approximately $1.1 million were fully converted into an aggregate of 70,999,400 Class A ordinary shares.

On September 2, 2023, the Company entered into a letter agreement (“September 2023 Letter Agreement”) with an accredited investor, wherein the investor agreed to exercise its purchase option to purchase an additional $2,500,000 debenture pursuant to the Securities Purchase Agreement dated as of August 9, 2022, by and between the Company and the investor. Pursuant to the September 2023 Letter Agreement, the Company issued a Series H ADS Purchase Warrant (the “Series H Warrants”) to purchase up to 13,158 ADSs with an exercise price equal to $1.90 per ADS and having a term of exercise expiring five years after the issuance. On September 5, 2023, the Company received net proceeds of $2,365,000 (the “Third Closing’) in consideration of the issuance of Convertible Debenture (the “September 2023 Debenture”) in the principal amount of $2,500,000. September 2023 Debenture has the same terms with the August 2022 and December 2022 Debentures.

Subsequently, in September 2023, the Company received an aggregate of net proceeds of $0.7 million in exchange for the issuance of 20,000,000 Class A ordinary shares, represented by 400,000 ADSs, as a result of the partial exercise of Series E Warrants at an exercise price of $1.90 per ADS.

On September 28, 2023, Lion Wealth Limited (“LWL”) entered into a Share Transfer Agreement with a third party, pursuant to which LWL sold its 100% ownership in Lion Investment (Hangzhou) Limited for a total cash consideration of $1,500,000. The Group received the sale proceeds in full in October 2023. The Group recorded a gain on sale of approximately $130,000 upon completion of the transaction.

On October 6, 2023, the Company held the 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”). The 2023 Annual Meeting approved and adopted the Company’s 2023 Equity Incentive Plan, pursuant to which an aggregate of 33,818,770 ordinary shares will be awarded or granted. On October 31, 2023, the Compensation Committee approved that a total of 32,000,000 Class B ordinary shares were granted to two directors in exchange for their services through the third quarter of 2024. On December 14, 2023, a total of 14,000,000 Class B ordinary shares were vested and issued in this regard.

The 2023 Annual Meeting also approved the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, comprising of 300,000,000 Class A ordinary shares, 150,000,000 Class B ordinary shares, and 50,000,000 preferred shares of a par value of US$0.0001 each, by the creation of an additional 39,700,000,000 Class A ordinary shares, 7,350,000,000 Class B ordinary shares, and 2,450,000,000 preferred shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$5,000,000 divided into 50,000,000,000 shares of a par value of US$0.0001 each, comprising of 40,000,000,000 Class A ordinary shares, 7,500,000,000 Class B ordinary shares, and 2,500,000,000 preferred shares of a par value of US$0.0001 each.

On January 23, 2024, the Company entered into a second letter agreement (“January 2024 Letter Agreement”) with the accredited investor, wherein the investor agreed to exercise its purchase option to purchase an additional $1,000,000 debenture pursuant to the Securities Purchase Agreement dated as of August 9, 2022. Pursuant to the January 2024 Letter Agreement, the Company issued a Series I ADS Purchase Warrant (the “Series I Warrants”) to purchase up to 8,850 ADSs with an exercise price equal to $1.13 per ADS and having a term of exercise expiring five years after the issuance. On the same date, the Company received net proceeds of $940,000 (the “Fourth Closing’) in consideration of the issuance of Convertible Debenture (the “September 2023 Debenture”) in the principal amount of $1,000,000. January 2024 Debenture shares the same terms with the August 2022, December 2022 and September 2023 Debentures.

Other Events

On December 6, 2023, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for six months ended June 30, 2023. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1*	Press Release, dated December 6, 2023
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer

Date: February 27, 2024